OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pharmasset, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
71715N106
(CUSIP Number)
Helena Sen
Controller
Burrill & Company
One Embarcadero Center, Suite 2700, San Francisco, CA 94111
(415) 591–5400

copies to: Tim Young, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1117 S. California Ave., Palo Alto, CA 94304
(650) 858-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71715N106	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Burrill Life Sciences Capital Fund, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/R

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,531,870 common shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,531,870 common shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,531,870 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71715N106	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Burrill Indiana Life Sciences Capital Fund, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/R

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		340,415 common shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		340,415 common shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

340,415 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	71715N106	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Burrill & Company (Life Sciences GP), LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/R

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,531,870 common shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,531,870 common shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,531,870 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	71715N106	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Burrill & Company (Indiana GP), LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/R

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		340,415 common shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		340,415 common shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

340,415 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer
     This Schedule 13D relates to common stock, $0.001 par value per share (the “Common Stock”), of Pharmasset, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 303-A College Road East, Princeton, New Jersey 08540.
Item 2. Identity and Background
(a) – (c), (f). This Schedule 13D is filed by Burrill Life Sciences Capital Fund, LP, a Delaware limited partnership (“Life Sciences Fund”), its sole general partner, Burrill & Company (Life Sciences GP), LLC, a Delaware limited liability company (“Life Sciences LLC”), Burrill Indiana Life Sciences Capital Fund, LP, a Delaware limited partnership (“Indiana Fund”), and its sole general partner, Burrill & Company (Indiana GP), LLC, a Delaware limited liability company (“Indiana LLC”) (collectively, the “Reporting Persons”). The principal executive offices of the Reporting Persons are located at One Embarcadero Center, Suite 2700, San Francisco, California 94111. The principal business of the Reporting Persons is investment in securities. Life Sciences LLC has the power to direct the vote and disposition of the shares of Common Stock held by Life Sciences Fund, and Indiana LLC has the power to direct the vote and disposition of the shares of Common Stock held by Indiana Fund.
     G. Steven Burrill, John Hamer, Carol Kovac, Roger Wyse, Ann Hanham, and Giovanni Ferrara (the “Covered Persons”) share voting and investment power over the shares held by the Reporting Persons. Mr. Burrill is the sole managing member of Life Sciences LLC and Indiana LLC, and is the Chairman of the Board of Directors of the Issuer. The other Covered Persons are members of an advisory committee that has input into the voting and investment decisions of the Reporting Persons. The business address and principal occupation of each of the Covered Persons is set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of the Covered Persons is also the address of the principal employer of each such Covered Person. The Covered Persons are citizens of the United States.
(d) and (e). During the last five years, none of the Reporting Persons or the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons acquired 2,156,947 shares of the Issuer’s Series D Preferred Stock and 323,542 Series D-1 Warrants for an aggregate price of $11,000,430 from the Issuer in a private placement. The source of funds for the purchases, and for the purchase of Common Stock in the initial public offering described below, was cash available for investment held by the Reporting Persons. On June 15, 2005, the Reporting Persons voluntarily converted a portion of their holdings of Series D Preferred Stock into 1,574,572 shares of Common Stock. On February 20, 2007, pursuant to the terms of their Series D-1 Warrants, the Reporting Persons elected the cashless net exercise of such warrants at an exercise price of $0.10, to be effective upon the closing of the Issuer’s initial public offering and automatically convert directly into shares of Common Stock.
     In conjunction with the Issuer’s initial public offering, a 1-for-1.5 reverse stock split occurred, which split became effective on April 19, 2007. Upon the closing of such offering on May 2, 2007, each share of Series D Preferred Stock automatically converted into approximately 0.667 shares of Common Stock. As a result of the 1-for-1.5 reverse stock split, the Series D-1 Warrants were exercised at a price of $0.15 per share for a number of shares of Common Stock adjusted to take into account the split and the cashless exercise feature. In the initial public offering, the Reporting Persons purchased 222,222 shares of Common Stock from the Issuer at a price of $9 per share.
Item 4. Purpose of Transaction
     All of the Common Shares reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

     Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D. As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may, at any time and from time to time, consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, at any time and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.
     As a member of the Board of Directors of the Issuer, G. Steven Burrill may have influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages below and in Row 13 of the cover pages to this Schedule 13D are based on 20,876,417 shares of Issuer Common Stock outstanding as of May 2, 2007.
     Life Sciences LLC is the sole general partner of Life Sciences Fund, which holds 1,531,870 shares, or 7.3%, of Issuer Common Stock. Life Sciences LLC has sole power to direct the vote and disposition of the shares held by, and may be deemed to beneficially own the same amount of Common Stock reported by, Life Sciences Fund.
     Indiana LLC is the sole general partner of Indiana Fund, which holds 340,415 shares, or 1.6%, of Issuer Common Stock. Indiana LLC has sole power to direct the vote and disposition of the shares held by, and may be deemed to beneficially own the same amount of Common Stock reported by, Indiana Fund.
     G. Steven Burrill, as Managing Member of Life Sciences LLC and Indiana LLC, may be deemed to beneficially own the same amount of Common Stock reported by the Reporting Persons.
     Each of the Reporting Persons and Mr. Burrill disclaims beneficial ownership of the shares of Common Stock owned by Life Sciences Fund and Indiana Fund, except to the extent of his or its pecuniary interest therein.
(c) Except for the acquisition of the Issuer’s Common Stock described in Item 3, none of the Reporting Persons has effected transactions involving the Issuer’s Common Stock during the last 60 days.
(d) Except for the voting and investment power shared by the Covered Persons described in Item 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. The following summaries of certain provisions of the Stockholders’ Agreement and lock-up agreements are qualified in their entirety by reference to such documents (copies of which are included as exhibits hereto).
     Life Sciences Fund and Indiana Fund are parties to a Second Amended and Restated Stockholders’ Agreement with the Issuer (the “Stockholders’ Agreement”), which provides for demand registration rights for certain stockholders on or after the date that is 180 days following the effective date of the Issuer’s registration statement on Form S-1, and for registration rights on Form S-3 up to two times per calendar year, subject to certain conditions. The Stockholders’ Agreement also provides that if the Issuer proposes to register its securities, certain stockholders will have the opportunity, subject to certain conditions, to include their shares of Common Stock in such registration statement. The latter right has been waived with respect to the Issuer’s initial public offering. In accordance with a covenant under the Stockholders’ Agreement, each of Life Sciences Fund, Indiana Fund and Mr. Burrill has entered into a “lock-up” letter agreement with the underwriters of the Issuer’s initial public offering, whereby each of Life Sciences Fund, Indiana Fund and Mr. Burrill has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any shares of Common Stock during the 180 day period commencing on April 26, 2007 (the “Lock-Up Period”) without the prior written consent of the underwriters. The Lock-Up Period is subject to extension for up to an additional 34 days under certain circumstances.
     Subject to the terms of the lock-up letter agreements described above, from time to time the Reporting Persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	-	Agreement regarding Joint Filing of Schedule 13D

Exhibit 2	-	Form of Lock-up Letter Agreement

Exhibit 3	-	Second Amended and Restated Stockholders’ Agreement, dated as of August 4, 2004 (incorporated herein by reference to Exhibit 4.5 to the Registration Statement on Form S-1 (File No. 333-133907) filed by Pharmasset, Inc. on May 8, 2006)

Exhibit 4	-	First Amendment and Joinder to Second Amended and Restated Stockholders’ Agreement, dated as of October 26, 2004 (incorporated herein by reference to Exhibit 4.6 to the Registration Statement on Form S-1 (File No. 333-133907) filed by Pharmasset, Inc. on May 8, 2006)

Exhibit 5	-	Waiver Agreement and Second Amendment to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006 (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on Form S-1 (File No. 333-133907) filed by Pharmasset, Inc. on May 8, 2006)

Exhibit 6	-	Third Amendment to the Second Amended and Restated Stockholders’ Agreement, dated as of July 1, 2006 (incorporated herein by reference to Exhibit 4.11 to the Registration Statement on Form S-1/A (File No. 333-133907) filed by Pharmasset, Inc. on March 2, 2007)

Exhibit 7	-	Waiver and Fourth Amendment to the Second Amended and Restated Stockholders’ Agreement, dated as described therein (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form S-1/A (File No. 333-133907) filed by Pharmasset, Inc. on April 24, 2007)

Exhibit 8	-	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series D-1 Shares) (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-133907) filed by Pharmasset, Inc. on May 8, 2006)

Exhibit 9	-	Waiver and Amendment to Series D-1 Warrants, dated as of April 18, 2007 (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form S-1/A (File No. 333-133907) filed by Pharmasset, Inc. on April 24, 2007)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2007

BURRILL LIFE SCIENCES CAPITAL FUND, L.P.

By: Burrill & Company (Life Sciences GP), LLC, its sole general partner

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL INDIANA LIFE SCIENCES CAPITAL FUND, L.P.

By: Burrill & Company (Indiana GP), LLC, its sole general partner

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL & COMPANY (LIFE SCIENCES GP), LLC

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL & COMPANY (INDIANA GP), LLC

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

Exhibit 1
Agreement of Joint Filing
     Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: May 7, 2007

BURRILL LIFE SCIENCES CAPITAL FUND, L.P.

By: Burrill & Company (Life Sciences GP), LLC, its sole general partner

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL INDIANA LIFE SCIENCES CAPITAL FUND, L.P.

By: Burrill & Company (Indiana GP), LLC, its sole general partner

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL & COMPANY (LIFE SCIENCES GP), LLC

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

BURRILL & COMPANY (INDIANA GP), LLC

By:	/s/ G. Steven Burrill
Name:	G. Steven Burrill
Title:	Managing Member

Exhibit 2
Form of Lock-up Letter Agreement
March 31, 2006
Banc of America Securities LLC
UBS Securities LLC
As Representatives of the Several Underwriters
c/o Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
Re: Pharmasset, Inc. (the “Company”)
Ladies and Gentlemen:
     The undersigned is an owner of record or beneficially of certain shares of Common Stock of the Company (“Common Stock”) or securities convertible into or exchangeable or exercisable for Common Stock. The Company proposes to carry out a public offering of Common Stock (the “Offering”) for which you will act as a representative of the underwriters. The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company. The undersigned acknowledges that you and the other underwriters are relying on the representations and agreements of the undersigned contained in this letter in carrying out the Offering and in entering into underwriting arrangements with the Company with respect to the Offering.
     In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of Banc of America Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of or transfer (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of) including the filing (or participation in the filing of) of a registration statement with the Securities and Exchange Commission in respect of, any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date of the first filing of the registration statement used in connection with the Offering and continuing through the close of trading on the date 180 days after the date of the Prospectus (as defined in the Underwriting Agreement) (the “Lock-Up Period”). In addition, the undersigned agrees that, without the prior written consent of Banc of America Securities LLC, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.
     If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC waives, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous sentence to the undersigned (in accordance with Section 14 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this letter agreement during the period from the date of this letter agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired. The undersigned further acknowledges that the Company has agreed to promptly deliver such written confirmation or advise the undersigned when the Lock-Up Period will expire (if such expiration date is known to the Company) within two days after receipt of the undersigned’s notice.
     The foregoing paragraph shall not apply to (i) any shares acquired from Banc of America Securities LLC, UBS Securities LLC or any other underwriters as part of the Offering in connection with the directed share program, (ii) transactions relating to shares of Common Stock or other securities acquired in open market transactions after completion of the Offering, (iii) the transfer of any or all of the shares of Common Stock owned by the undersigned, either during his lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his immediate family (iv) the distribution of any or all of the shares of Common Stock owned by the undersigned to its partners or members, or (v) the transfer of any or all of the shares of Common Stock owned by the undersigned to a person who, directly or indirectly, controls, is controlled by, or is under common control with the undersigned; provided, however, that in any such case it shall be a condition to such transfer that (A) the transferee executes and delivers to Banc of America Securities LLC and UBS Securities LLC an agreement stating that the transferee is receiving and holding the Common Stock subject to the provisions of this letter agreement, (B) such transfer is not required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise and the undersigned does not otherwise voluntarily effect any such public filing or report regarding such transfer, and (C) there shall be no further transfer of such Common Stock except in accordance with this letter.
     The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the undersigned except in compliance with the foregoing restrictions.
     With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.
     This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

Printed Name of Holder
By:
Signature

Printed Name of Person Signing (and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

Appendix A
Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
John Hamer	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111

Carol Kovac	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111

Roger Wyse	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111

Ann Hanham	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111

Giovanni Ferrara	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111

G. Steven Burrill	Burrill & Company	Investment Management
One Embarcadero Center, Suite 2700
San Francisco, California 94111